Exhibit 99.1

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations is prepared as of November 10, 2010 and is to be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2009, and the unaudited interim financial statements for the three month and nine month periods ended September 30, 2010, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  These statements, along with additional information relating to Minera Andes Inc, including our Annual Information Form for the year ended December 31, 2009, are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 — “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average commodity prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. is a public company listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI) and our common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address for service is Suite 3700, 205 — 5th Avenue SW., Calgary, Alberta, T2P 2V7 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located primarily in Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to develop on our own or enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

We currently hold mineral rights covering approximately 245,989 hectares in Argentina. Our principal assets currently consist of:

(i)                         a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine in Santa Cruz Province, which covers 50,491 hectares and is not included in the hectares noted above;

(ii)                      a 100% interest in mineral properties comprising our Los Azules Project, a porphyry copper project, in the province of San Juan; and,

(iii)                   a portfolio of exploration properties in the prospective Deseado Massif region of southern Argentina in the province of Santa Cruz.

Highlights — Third Quarter 2010

•      Settlement of lawsuit with Hochschild Mining plc:  The Company announced on September 20, 2010, an end to litigation with certain affiliates of Hochschild Mining plc. (“Hochschild”) in New York courts relating to funding of the San José Mine joint venture.  Revised finance and shareholder loan agreements were completed and the Company received its first scheduled repayment of interest.

•      San José Mine Performance (on a 100% basis):  Net income at the San José Mine increased by $3.8 million compared to the same three month period in 2009 driven primarily by an increase of 8% in sales.  Production during the third quarter of 2010 was 1,408,501 ounces of silver and 22,025 ounces of gold.  Silver production was unchanged while gold production was 2% lower, compared to the same quarter in 2009.

•      San José Mine Exploration:  The Company announced on October 7, 2010, the discovery of nine new high-grade gold/silver veins plus important extensions of two other veins, which together total more than five kilometres in strike length at the San José Mine.  The discoveries represent significant exploration progress at the San José Mine where the total strike length of all the previously known veins totalled approximately 17 kilometres.

Overall Performance

For the three month period ended September 30, 2010, net income was $6.1 million ($0.02 per share basic and diluted) compared to net income of $5.2 million ($0.02 per share basic and diluted) for the same period ended September 30, 2009.

This increase was primarily attributable to an increase of $1.8 million in the income recorded on our investment in MSC which was partially offset by an increase of $0.9 million in total expenses in the third quarter of 2010.  This was a result of the net effects of:

•        an increase in General and Administrative costs of $0.7 million primarily due to an increase in Argentinean Transfer Taxes in 2010 compared to a reduction of an Argentinean tax compliance penalty in the third quarter of 2009 offset by a reduction in wages and salaries in 2010 following management changes and relocation of the head office to Toronto, Canada;

•        a decrease in foreign currency exchange gain of $0.3 million due to a decrease in the strengthening of the Canadian dollar; and,

•        a decrease in professional fees of $0.1 million due to an equity financing occurring in 2009 while no such equivalent financing took place in the third quarter of this year which is partially offset by legal fees incurred as a result of current and settled litigation.

Results of Operations - MSC

The following discussion is related only to MSC and is disclosed on a 100% basis, of which the Company owns 49% and is accounted for using the equity method.

Net income at MSC was $13.7 million for the three month period ended September 30, 2010.  This represents a $3.8 million increase compared to the same period in 2009 which was mainly attributable to an increase in sales of $3.5 million.  In addition, there was a decrease of $1.3 million in operating costs which was partially offset by an increase in financial and foreign exchange costs of $1.0 million.

Sales increased 8% in the third quarter of 2010 compared to the same quarter in 2009 due to higher realized sales prices achieved for silver and gold.  Production during the third quarter of 2010 was 1,408,501 ounces of silver and 22,025 ounces of gold. Silver production was unchanged while gold production was 2% lower, compared to the same quarter in 2009, which was a result of a reduction in the amount of ore processed offset by an increase in the head grade for silver.  The improved silver head grades are related to the ongoing development of the Kospi vein.

The following table sets out the operating cash costs of the San José Mine for 2010 and 2009 on a quarterly and annual basis, and they are considered to be non-GAAP measures (see non-GAAP measures, page 14):

	Q3 2010	Q2 2010	Q1 2010	Year 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Year 2008
Tonnes processed (‘000)	113	116	96	461	100	122	119	119	296
Ounces gold produced (‘000)	22	20	16	77	20	22	18	17	54
Ounces silver produced (‘000)	1,409	1,221	823	4,998	1,032	1,402	1,265	1,299	4,380
Total Operating cash cost ($‘000)	18,100	16,831	13,052	51,499	13,190	13,533	12,381	12,395	48,503
Operating cash cost/tonne ($/t)	161	145	135	112	131	111	104	104	166

Production cash cost/oz Au ($/oz)	570	602	599	477	521	450	459	478	452
Production cash cost/oz Ag ($/oz)	8.81	9.22	9.15	7.08	8.28	6.83	6.85	6.68	7.74

Production

Third quarter 2010 silver and gold production was 15% and 12% higher, respectively, compared to the second quarter of 2010.  The increase in silver and gold production was primarily a result of the expected improvement in grades for both silver and gold offset by a decrease in mill throughput of 3%.  The improved grades are related to the ongoing development of the higher grade Kospi vein.  Compared to the third quarter of 2009, silver production levels for third quarter 2010 were similar due to a 4% increase in head grade offset by a reduction of 8% in mill throughput while gold production decreased 2% due to the same reduction in mill throughput as well as a 3% decrease in grade.

Sales

Net proceeds realized by MSC from the sale of silver and gold for the three month period ended September 30, 2010 totaled $49.6 million as compared to $49.4 million for the second quarter of 2010, an increase of $0.2 million which was due to higher realized metal prices for both silver and gold offset by a decrease in the number of ounces of both silver and gold sold in the quarter.

			Sales in Ounces (thousands)
	Sales in US$ (millions)		2010		2009
	2010	2009	Ag	Au	Ag	Au
Q1	$27.8	$21.1	739	14	838	11
Q2	49.4	41.0	1,295	22	1,709	22
Q3	49.6	46.1	1,220	20	1,536	25
Q4	—	38.9	—	—	989	19
Total	$126.8	$147.1	3,254	56	5,072	77

The average weighted gross sale price for silver sold in the third quarter of 2010 was $21.31 per ounce, an increase of 17% compared to the average price of $18.21 per ounce received in the second quarter of 2010. The average weighted gross sale price for gold sold in the third quarter of 2010 was $1,270 per ounce, an increase of 3% compared to the average price of $1,233 per ounce realized in the second quarter of 2010.  In comparison, the average London P.M. fix price for silver was $18.96 per ounce for the quarter ended September 30, 2010 compared to $18.33 per ounce for the second quarter of 2010, a 3% increase.  The average London P.M. fix price for gold was $1,227 per ounce for the quarter ended September 30, 2010 compared to $1,197 per ounce for the second quarter of 2010, also a 3% increase.

Operating and Production Costs

The terms operating cash cost or production cash costs used in this section are for the reporting of the MSC operations only and they are considered to be non-GAAP measures (see non-GAAP measures, page 14).  Operating cash costs per tonne consist of geology, mining, processing plant, general and administration and royalty costs.  Production cash costs per ounce consist of geology, mining, processing plant, general and administration, royalty costs, refining and treatment charges, sales costs and export taxes.  Depreciation is excluded from both operating cash costs and production cash costs.

Total operating cash costs were $18.1 million for the third quarter of 2010.  Average operating cash costs were $161 per tonne of processed ore for the third quarter of 2010 compared to $145 per tonne in the second quarter of 2010, an increase of 11% which is primarily due to a decrease in the ore tonnage produced by the mine.

On a per-ounce co-product basis the average production cash cost was $8.81 per ounce of silver and $570 per ounce of gold for the three month period ended September 30, 2010.  Co-product average production cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. Production cash costs on a per ounce basis for the third quarter of 2010 decreased 4% for silver and 5% for gold when compared with the second quarter of 2010.  Accordingly, approximately 50% of the value of third quarter 2010 production was derived from silver and 50% was derived from gold.

Investment in MSC

The following table shows the reconciliation of MSC’s net income as reported under Canadian GAAP (unaudited) compared to the equity pickup that is reported on our financial statements:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$49,616,329	$46,107,465	$126,840,874	$108,193,284
Net income - MSC 100%	13,712,254	9,959,675	27,437,144	11,372,636
Minera Andes Inc. portion - 49%	6,719,004	4,880,241	13,444,201	5,572,592
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	443,041	298,229	1,288,276	859,229
Interest expensed by MSC and included in equity method pickup, net of income taxes	627,567	704,223	1,939,484	2,015,526

Income on investment in MSC	7,789,612	5,882,693	16,671,961	8,447,347
Less: amortization of deferred costs	(399,065)	(302,000)	(1,160,401)	(807,000)

Net income on investment in MSC	$7,390,547	$5,580,693	$15,511,560	$7,640,347

Exploration

The goal of the 2010 exploration program at the San José Mine is to replace reserves depleted during 2009 and to discover new mineralized veins (new resources) on the San José property, which comprises approximately 50,491 hectares.

On October 7, 2010, the Company announced the discovery of nine new high-grade gold/silver veins plus important extensions of two other veins, which together total more than five kilometres in strike length at the San José Mine.  The discoveries represent significant exploration progress at the San José Mine where the total strike length of all the previously known veins totalled approximately 17 kilometres.

The discoveries are a direct result of a significant increase in the exploration effort at the San José property compared to previous years.  The 2010 exploration budget has been increased to $6.5 million compared to $2.5 million from 2009.  From the start of 2010 through September 25, 2010, a total of 47,431 meters were completed in 233 diamond core holes. The success of the current drilling is in large part a result of extensive surface geophysical surveys conducted during 2009 and 2010 that led to the development of the targets drilled this year. The geophysics consisted of 181 line-kilometres of induced polarity (“IP”)/resistivity, 55 line-kilometres of magnetics and 11 line-kilometres of pole-dipole IP.  The Company is scheduled to complete an updated NI 43-101 report in the near future which will contain the full details of the drilling as at September 30, 2010.

Settlement with Hochschild Mining plc

During the third quarter of 2010, the Company announced that litigation with certain affiliates of Hochschild in New York courts relating to funding of the San José Mine joint venture had ended.  The parties completed the project finance loan documentation at issue; entered into revised shareholder loan agreements; and agreed to end the ongoing litigation.  The Company believes that terms of the settlement are favourable to both parties and further protect the interests of Minera Andes shareholders.  Upon the signing of these definitive agreements the Company received $4.6 million as its first scheduled repayment of interest on debt, and payments are scheduled to be paid on a quarterly basis going forward.  Future payments on the shareholder loans and project finance loans may be accelerated based on mine performance and cash profits of the San José Mine.

Los Azules

As of September 30, 2010, the Company has expended a total of $26 million on exploration activities at Los Azules. Of this total, $1.4 million was spent during the third quarter of 2010, principally on engineering work to support a preliminary feasibility study and secondarily on site maintenance and related expenses. These costs were capitalized in mineral properties and deferred exploration costs.

TNR Dispute

On April 1, 2010, the Company filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp. and it subsidiary, Solitario Argentina S.A. (together “TNR”). The claim pertains to a purported 25% back-in right by TNR to certain properties comprising the Company’s Los Azules copper project. The Company has rejected the right of TNR to back-in to any portion of the Los Azules copper project. This lawsuit does not impact the Company’s financial statements for the period ended September 30, 2010.  At this time, the Company is not able to estimate the impact of this claim on future periods.

Summary of Quarterly Results — MAI

	September	June	March	December	September	June	March	December
Quarter Ended	30, 2010	30, 2010	31, 2010	31, 2009	30, 2009	30, 2009	31, 2009	31, 2008
	$	$	$	$	$	$	$	$
Net income (loss)	6,069,710	4,640,808	1,307,288	2,440,734	5,145,137	919,040	(4,390,141)	(9,116,684)
Net income (loss) per share:
Basic	0.02	0.02	0.01	0.01	0.02	0.00	(0.02)	(0.05)
Diluted	0.02	0.02	0.01	0.01	0.02	0.00	(0.02)	(0.05)

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC.  The mine entered commercial production at the beginning of 2008 and as such the trend has gone from significant quarterly losses in the pre-production and early production periods to positive quarterly net income in recent quarters as the mine has optimized operations. In addition, rising silver and gold prices over this period have also benefitted MSC.

Liquidity and Capital Resources

As at September 30, 2010, the Company had an accumulated deficit of $32.0 million and working capital of $7.4 million, compared to a $44.0 million deficit and $16.4 million working capital, as of December 31, 2009.  At September 30, 2010, Minera Andes had cash and cash equivalents of $10.3 million, compared to cash and cash equivalents of $18.9 million as of December 31, 2009.  Project financing for the San José Mine has been provided pursuant to the Project Loan Letter Agreement (“Project Loan”) between Minera

Andes, MSC and by assignment, the Hochschild Lender.  The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Company’s share is $31.9 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Company) may be required.

As a result of completing the definitive project finance loan agreements, and also, the revision of shareholder loan agreements in the third quarter of 2010, MSC is scheduled to make net repayments of approximately $3.2 million to the Company in the next twelve months, including a payment of $1.2 million at the end of 2010.  These payments are subject to the risks discussed above.  The payments from MSC may be accelerated based on mine performance and cash profits of the San José Mine.

The Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable, although an independent positive Preliminary Economic Assessment was completed in March 2009, and subsequently updated in the Company’s Annual Information Form dated March 30, 2010, on the Los Azules property, which is an advanced stage exploration project.  The amounts shown on the Company’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or disposition of the mineral properties at a profit.  The Company’s ability to continue its exploration activities as planned for the upcoming drill season at the end of 2010 will depend in part on the San José Mine’s ability to make scheduled payments and the possibility of additional prepayments, and the Company’s ability to complete an equity financing, joint venture arrangements or raise funds by other means.

Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company were unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

As of September 30, 2010, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.9 million, plus accrued interest. The Company’s contractual obligations as at September 30, 2010 are as follows:

		Payments Due by Period Ending
Contractual Obligations	Total	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14 and after
Long-Term Debt - Project Loan Payable (1)	$31,850,000	Nil	Nil	Nil	Nil	$31,850,000
Project loan interest payable (1)	$9,138,385	1,172,917	1,136,806	1,124,167	1,136,806	4,567,689
Operating Lease Obligations (2)	$168,621	28,476	77,271	41,819	21,056	Nil
Purchase Obligations	$160,000	40,000	120,000	Nil	Nil	Nil
Accounts Payable and Accrued Liabilities	$3,345,944	3,345,944	Nil	Nil	Nil	Nil
Total	$44,662,950	$4,587,337	$1,334,077	$1,165,986	$1,157,862	$36,417,689

Notes:             (1)  The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.

(2)   Consists of various lease agreements for office and storage space in Spokane, United States, Toronto, Canada and Mendoza and San Juan, Argentina.

Outstanding Share Data

Our outstanding share data, as of November 10, 2010, is set out below:

Class and Series of Security	Number Outstanding	Value	Expiry Date of Convertible Securities	Relevant Terms
Common shares	264,917,021
Stock options	7,267,000	$8,850,668	Various (December 28, 2010 to May 13, 2015)	Exercisable for one common share each at C$0.31 to C$1.73
Purchase warrants	15,352,100	$19,157,502	August 19,2014	Exercisable for one common share each at C$1.25

Financial Instruments

As at September 30, 2010, the Company has no long term debt outstanding other than the Project Loan Payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•                                                                  Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings. The Company has classified its cash and cash equivalents as held-for-trading.

•                                                                  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

•                                                                  Receivables and project loan and interest receivable were classified as loans and receivables.

•                                                                  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at September 30, 2010, and December 31, 2009, is summarized as follows:

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$10,311,194	$10,311,194	$18,872,312	$18,872,312
Loans and receivables	$41,026,970	$41,026,970	$39,500,262	$39,500,262
Other liabilities	$44,199,329	$44,199,329	$42,063,857	$42,063,857

The fair value of the cash and cash equivalents, receivables, accounts payable and accruals, and related party payable approximate their carrying values due to their short term nature.  The fair values of the Project Loan and the corresponding interest receivable and the Project Loan and the corresponding interest payable approximate their carrying values as there is no net exposure to the Company due to their equal and offsetting terms of arrangement.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook section 3840, MSC is a related party to the Company.

As at September 30, 2010, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management services fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the three and nine month periods ended September 30, 2010 the Company paid $37,301 and $117,702, respectively, to 208 while the Company paid $nil in both of the comparative periods of 2009.  Mr. McEwen receives no compensation from 208.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as two other junior mineral exploration companies, Mr. McEwen must travel extensively and frequently on short notice.

Mr. McEwen is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the three and nine month periods ended September 30, 2010, the aircraft was used for business at a cost of $7,008 and $11,411, respectively.

Outlook

Minera Santa Cruz - San José Mine

MSC turned in a second consecutive quarter of strong operating performance after the first quarter of 2010 was impacted by challenges faced at the San José Mine, where mine production was affected by delays in underground mine development, which delayed access to certain higher grade stoping areas.  During the third quarter of 2010, MSC began to access these areas and was able to increase production levels by improving the average head grades for both silver and gold.

MSC will maintain its focus on increasing profitability by controlling costs and by improving silver and gold production.  It intends to optimize production by decreasing dilution through improved mining methods including smaller mining equipment to increase selectivity of ore mined.  MSC also intends to minimize downtime by increasing fleet availability and maintaining positive labour relations.  MSC is in the process of finalizing its 2011 operating budget and reviewing this with Hochschild and the Company.

There will be a continued emphasis on exploration by MSC.  Exploration will be directed towards continuing the successful exploration results announced by the Company on October 7, 2010 as well as upgrade the inferred resources discovered by this drilling The Company will shortly release the results of an updated NI 43-101 report for the San José Mine.

Los Azules

Planning is underway for work that will be carried out in the upcoming field season, which will start in November.  Activities planned for the 2010-2011 field season include continued in-fill drilling on the current resource, step-out drilling to expand the known resource and exploration of new geophysical targets.  Engineering and related work to support a preliminary feasibility study is ongoing.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Adoption of IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.

In early 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project phases.

During the first quarter of 2009, the Company commenced the scoping and planning phase of its changeover plan. The Company designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. Phase 1 involved establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company completed phase 1 in the fourth quarter of 2009.

In the fourth quarter of 2009, the Company completed a preliminary IFRS diagnostic (“phase 2”) which highlighted several key areas of difference between existing Canadian GAAP and IFRS (see discussion below).

The detailed assessment phase (“phase 3”) will result in new or revised accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of comparative financial statements and identification of business processes and resources impacted. Phase 3 was completed in the third quarter of 2010. The operations implementation phase (“phase 4”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 4 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures.  Phase 4 is expected to be completed in the fourth quarter of 2010.

Post implementation (“phase 5”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards” (‘‘IFRS 1’’) which provides guidance for an entity’s initial adoption of IFRS. IFRS generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions.

The following are significant areas of difference that are expected to have moderate to low impact on the Company’s adoption of IFRS.

IFRS 6 — Exploration and Evaluation

The Company currently defers, on an individual property basis, direct costs related to the acquisition and exploration of mineral properties held by the Company until such time as the viability of a property is determined. Overhead costs are allocated to properties when it is reasonable to do so. Other overhead costs are expensed as incurred.

Under IFRS 6, “Exploration For and Evaluation of Mineral Resources” (“IFRS 6”), an entity shall determine a policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. With respect to initial measurement, exploration and evaluation (E&E) assets shall be recognized at cost. For subsequent measurement, the Company can elect to measure E&E assets using either the cost model or the revaluation (fair value) model. E&E assets shall be classified as either tangible or intangible according to the nature of the assets acquired. The classification must be applied consistently.

The Company considers the E&E costs to have characteristics of Property, Plant, and Equipment. IFRS 6 allows companies to disregard the requirements of the IASB framework which would require expensing most E&E and instead retain the accounting policies previously applied as long as they are still relevant and reliable. E&E assets are to be recorded at cost and not revalued. This will be consistent for initial and subsequent measurement. The Company will classify all amounts as tangible.

IAS 36 — Impairment of Assets

The Company reviews the carrying values of its mineral properties on a regular basis by reference to project economics including the timing of the exploration and development work and the work programs and exploration results experienced by the Company and others. When an assessment is made that the carrying value of a property will not be recovered, then its carrying amount is written down to its fair value. An impairment loss is charged to operations and is measured as the amount by which the carrying value exceeds fair value.

IFRS 6 requires that exploration and evaluation assets be assessed for impairment when facts and circumstances suggest that the carrying amount of the assets may exceed the recoverable amount. This assessment of impairment should be measured, presented and disclosed as set out in IAS 36, Impairment of Assets. However, IFRS 6 provides specific indicators of impairment that should be considered, for exploration and evaluation assets.

IFRS requires that an entity shall determine an accounting policy for allocating exploration and evaluation assets to cash-generating units (CGUs) or groups of cash-generating units for the purpose of assessing such assets for impairment.

Impairment losses are recognized when the carrying value exceeds the recoverable amount, which is the higher of:

a.               value in use, and

b.              fair value less costs to sell.

This is in contrast to the existing Canadian GAAP guidance where a two step process is to be used: once an impairment loss is identified on an undiscounted cash flow basis (step 1), the impairment loss is measured as the amount by which the carrying value exceeds fair value (step 2).

Finally, an impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The Company has decided that CGUs will be the individual mineral properties. While there is no immediate impact on existing properties, in the future the Company will need to annually formally assess whether there was a change in circumstances that could indicate an impairment. The Company will modify its methods used to calculate impairment based on cash flows, and also assess whether any write offs will be reversed.

IAS 21 — Foreign Currency Translation

IAS 21, Foreign Currency Translation, provides guidance on the primary and secondary indicators that should be considered in determining the functional currency of an entity. The primary indicators include the currency that mainly influences the sales prices for goods and services and the currency of the country whose competitive forces and regulations mainly determine the sales prices of the entity’s goods. Canadian GAAP does not provide detailed guidance on the determining factors.

The Company has determined that the functional currencies of its entities will not change on transition to IFRS. The functional currency of the consolidated entity will continue to be the United States dollar.

IFRS 2 — Share based payments

The Company grants equity options to directors, officers, employees and non-employees (ex. underwriters/brokers) using the fair value method of accounting. The fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations on remeasurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital.  The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

IFRS 2 requires the graded vesting method. For graded-vesting features, IFRS requires each instalment to be treated as a separate share option grant, because each instalment has a different vesting period, and hence the fair value of each instalment will differ. In addition, IFRS 2 requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period. The estimate should be revised if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. IFRS requires cash-settled share-based payments to be measured at the fair value of the liability, not intrinsic value (see “Warrants” below).

IFRS requires equity instruments issued to employees be measured on the grant date. Equity instruments granted to parties other than employees should be measured on the date that the goods or services are received. The definition of “employees and others providing similar services” in IFRS 2 is a broader concept than that of employees and non-employees under Canadian GAAP. The IFRS definition includes individuals who render services to the entity similar to those rendered by employees (this includes non-executive directors).

The Company will apply graded vesting to outstanding options. The Company will calculate historical forfeiture percentage and apply to the annual charge.

Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants as equity instruments.  IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, the Company’s outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations. The Company has not yet assessed the impact of this change on its financial statements.

Subsequent to transition to IFRS

The following are significant areas of differences impacting the Company on a go forward basis and where the impact on transition is expected to be minimal or none.

IAS 12 — Income Taxes

The Company currently does not account for deferred income taxes. Until the last six quarters, the Company has been in a loss position and it was unclear when loss carry forwards would be used. Now that MSC generates income, the Company could recognize a future income tax asset.

Under IFRS, the recognition of future income tax assets or liabilities that arise from the initial recognition of assets or liabilities that do not impact profit or loss and other than in a business combination is prohibited. All deferred tax assets and liabilities are classified as non-current. IFRS also requires the tax effects of items credited or charged to equity during the current year also be allocated directly to equity. Subsequent changes in those amounts should also be allocated to equity where practical. The Company has yet to assess the impact on its financial statements in the case of sufficient income being earned to make use of future income tax assets.

IAS 16 — Property, Plant and Equipment

The Company can elect to measure PPE using either the cost model or the revaluation model. Under the cost model, an item of PPE should be carried at cost less any accumulated depreciation and impairment losses. Under the revaluation model, an asset with a fair value that can be measured reliably should be carried at the revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Each part of an item of PPE with a cost that is significant in relation to the total cost of the asset shall be depreciated separately. The residual value and useful life of an asset shall be reviewed at least each financial year-end.

The Company will carry PPE at cost less accumulated depreciation and impairment losses. Given the requirements of IFRS, the Company will need to review the residual values and useful life of assets on a more frequent basis.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks: the Company does not control (jointly or otherwise) the San José Mine and has limited control over capital projects; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company’s cash flows from the San José Mine are dependent on a large number of factors but most importantly on production levels, on silver and gold prices, operating costs, capital expenditures and working capital requirements;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company’s ability to raise additional capital at terms economic to existing shareholders, if at all; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic, political and labour instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. An additional analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2010, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”. Operating cash costs are calculated by dividing the total operating cash costs for the period by the tonnes processed in that period. Total operating cash costs are the sum of geology, mining, processing plant, general and administration and royalty costs. Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs, royalties, refining and treatment charges, sales costs and export taxes divided by the number of ounces of gold and silver produced at the mine. Depreciation is not included in the calculation of production cash costs.

We use operating and production cash cost as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Operating and production cash costs should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash costs are based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

There have been no significant changes to internal control over financial reporting in the three and nine month periods ended September 30, 2010.

Disclosure Controls

Management is also responsible for the design of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the Company’s disclosure controls and procedures as of September 30, 2010, and have concluded that these controls and procedures are adequately designed to provide reasonable assurance that material information.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s intention to complete a further financing in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, pending litigation, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, management of Minera Andes have made numerous assumptions. These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there are no unanticipated fluctuations in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, develop our Los Azules copper project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.